

November 16, 2018

Min Feng
Founder and Chairman
Ruhnn Holding Limited
4F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China

      Re: Ruhnn Holding Limited
           Draft Registration Statement on Form F-1
           Submitted on October 19, 2018
           CIK No. 0001753268

Dear Mr. Feng:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, submitted October 19, 2018

Prospectus Summary
Overview, page 1

1.   Please revise your overview to more clearly describe your business, what a key opinion leader, or KOL, is and how KOLs are part of your business model. In doing so, please provide disclosure similar to the second paragraph in Note 1 to the financial statements of Hanyi E-Commerce. Please also disclose, if true, that each KOL you contract with has

their own following on social media accounts that you manage, their own online store that you own and operate, and their own self-branded products that you design and produce. Please also disclose, if true, that consumers are generally unaware of the KOL's affiliation with you. Please make similar revisions to the "Business – Overview" section of your filing beginning on page 94.

2.   We note the discussion of your two revenue streams at the top of page 2. Please revise your disclosure here or on page 1 to briefly describe each of the full-service and platform models. In doing so, please disclose that under the full-service model you own and operate online stores through which you sell your self-designed products promoted by KOLs. Please also disclose that under the platform model the KOLs promote products sold on third-party websites and you sell advertisements on the KOLs' social media spaces to third-party merchants. Please make similar revisions to the "Business – Overview" section of your filing beginning on page 94.

3.   We note your statement that you are the largest internet key opinion leader facilitator in China as measured by revenue, according to a Frost & Sullivan report. We also note that you make several references to the Frost & Sullivan report throughout your draft registration statement. Please supplementally provide us with a copy of this report.

Our History and Corporate Structure, page 5

4.   Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you, as you state on page 34.

Conventions That Apply to This Prospectus, page 8

5.   Please revise your definition of GMV to state whether it includes shipping charges or the merchandise value of items that are returned. For merchandise sold on third-party online stores to which you provide KOL sales services, please revise your definition of GMV to clarify if it includes the GMV of all products sold on that store or only the products for which you provided KOL sales services.

Summary Operating Data, page 14

6.   Please refer to the table at the bottom of page 14 disclosing the number of KOLs serving each of your full-service and platform models. Footnote (1) to this table states that certain KOLs under your full-service model overlap with those under your platform model, which appears to explain why the sum of the number of KOLs serving each model is greater than the total number of KOLs for fiscal year 2018. However, this footnote does not explain why the sum of the number of KOLs serving each model is less than the total number of KOLs for fiscal year 2017. In order to improve your investors' understanding of your key operating data, please revise footnote (1) to also explain this matter to your investors. Please make similar revisions to your Selected Operating Data on page 69.

Risk Factors
Risks Related to Our Business and Industry
A substantial portion of our GMV and revenue is generated from online stores..., page 16

7.   We note that a substantial portion of your GMV and revenues for the fiscal years ended 2017 and 2018 were generated by your top-tier KOLs, particularly online stores opened in the name of Zhang Dayi. Please briefly disclose this fact in your prospectus summary.

Capitalization, page 55

8.   We note your discussion in other parts of your document regarding the Equity Restructuring that took place on October 4, 2018, such as on page 61. Please tell us whether and how you intend to show the impact of these transactions on your capitalization table. Also tell us whether and how your calculation of net tangible book value per share before this offering, seen on page 56, will reflect the impact of the Equity Restructuring. To assist us in understanding your response, please confirm our understanding, if true, that Ruhnn Holding issued shares in exchange for the subscription receivable, rather than promising to issue shares once the subscription is paid, and that investors will not pay the subscription receivable until some point after the IPO. Also tell us whether investors can cancel the subscription receivable, whether the subscription receivable has a stated maturity date, whether investors are legally required to pay the subscription receivable if they have not yet received the return of their original investment from Hangzhou Ruhnn, and how Ruhnn Holding accounted for this partially paid share issuance and subscription receivable.

Selected Operating Data, page 69

9.   Please disclose in a footnote to the table presented in this section that the "number of fans" presented may include a single fan included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
Macroeconomic factors and regulatory environment and our ability to maintain our leading position in the industry, page 71

10.   Please provide a basis for your statement that you are a reputable industry leader or state that it is management's belief, if true.

Critical Accounting Policies
Revenue Recognition, page 76

11.   You indicate that you sometimes recognize revenue on a gross basis and you sometimes recognize revenue on a net basis for product sales through the full-service model. Please tell us in more detail the circumstances under which you recognize revenue from product sales on a gross basis and the circumstances under which you recognize this revenue on a net basis. Also tell us what percentage of your product sales result in gross revenue recognition and what percentage result in net revenue recognition. If the vast majority of product sales revenue is recognized on a gross basis, please revise your disclosure to clarify this for your investors both here and in your revenue recognition accounting policy on page F-16.

12.   Your discussion of revenue recognition under your full-service model at the top of page 77 states that your shipping costs are presented as part of your cost of revenues. However, your description of cost of revenues under your full-service model at the top of page 74 states that shipping and handling expenses are not included in cost of revenues and your description of fulfillment expenses on page 74 states that shipping costs are included in fulfillment expenses. You make similar contradictory disclosures in the footnotes to your audited financial statements when describing your revenue recognition, cost of revenues and fulfillment expense accounting policies. Please tell us which line item on your statement of comprehensive loss includes shipping costs and revise as needed throughout your filing to consistently disclose this.

13.   We note your revenue recognition policy regarding services through the platform model. Please revise your accounting policy to more clearly explain how sales and advertising services differ, similar to your disclosure in the last bullet point on page 101 or the first paragraph on page 104. To better explain to your investors how you generate revenue from these services, please also disclose that for KOL sales services you receive a service fee based on GMV sold in the third-party online store and for KOL advertising services you receive a fixed and pre-determined service fee. Please make similar revisions to your revenue recognition accounting policy for services on page F-17.

Results of Operations, page 79

14.   Please revise your analysis of changes in net revenues from product sales to provide your investors with a better understanding of why your net revenues increased. In doing so, please quantify or otherwise clearly indicate the relative contribution of each of the increase in the number of online stores, the increase in the number of orders you fulfilled and the increase in the GMV sold per KOL to the increase in your product sales revenue. Please also disclose the increase in orders fulfilled attributable to the increase in stores and if you can attribute increases in net revenues to an individual KOL, a group of KOLs, or

a tier of KOLs, please state as much and quantify the increase. Additionally, please provide your investors with greater insight into management's view of the underlying drivers behind the significant increase in the number of orders you fulfilled and the significant increase in the GMV sold per KOL. For example, it appears from your key operating data that the increase in the GMV sold per KOL may be largely attributable to your top-tier KOLs. If this is true, please clearly disclose this and provide management's insight into the trends and uncertainties that underlie the increase in GMV sold by your top-tier KOLs. We remind you that one of the principal objectives of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow so that readers can ascertain the likelihood that past performance is indicative of future performance.

Business
Overview, page 94

15.   We note that you have an aggregate of 115.1 million fans across major social media platforms in China and your risk factor on page 20 which states that you rely on a limited number of online social media platforms and e-commerce platforms to conduct your business. To the extent a material number of fans are attributable to a particular social media platform or platforms, please identify the social media platform(s) and the number of fans attributed to the platform(s). Please also revise your risk factor on page 20, as applicable.

16.   Please disclose how you determined that "interactions between [y]our KOLs and their fans significantly increased the likelihood of their fans placing orders" with you. We note that this statement also appears on pages 1 and 98.

17.   Please disclose how you define "repeat purchase." In this regard, we note that 38% of customers of your online stores made repeat purchases.

18.   Please disclose the basis for your statement that your KOLs' fans are "loyal customers and have strong emotional bonding with [y]our KOL brands" or state that it is management's belief, if true.

Strengths
Highly engaged and loyal fan base, page 98

19.   We note that your top-tier KOLs' posts over the last 12 months on Weibo resulted in over 11 million interactions with fans. Please clarify whether you are referring to "social interactions," which you define on page 88.

Strong strategic shareholders and visionary management team, page 99

20.   We note that you benefit from your relationships with strategic shareholders. Please expand your disclosure to disclose the strategic shareholders you are referencing and

to briefly describe how you work with such shareholders to align your interests.

Expand and diversify our KOL pool, enlarge their fan base and improve fan engagement, page 100

21.   Please revise your disclosure to define "hit rate."

Our Business Models
Full-Service Model, page 102

22.   Please briefly describe the way in which your cooperation and employment agreements differ, and briefly describe the material terms of these agreements. In doing so, please disclose the number of KOLs party to cooperation and employment agreements respectively. Moreover, please clarify whether KOLs are entitled to service fees, or an equivalent, under an employment agreement and whether the terms or service fees vary materially between a cooperation agreement and an employment agreement.

23.   For each tier of your existing KOLs, please disclose an average or range of the percentage of service fees to which your KOLs are entitled. In this regard, we note that service fees constitute approximately 20% of your costs of revenues.

24.   We note your disclosure that your KOLs agree to use their images and social networks accounts solely for the promotion and sale of products designed by you. We also note that some of your KOLs also serve as KOLs under the platform model and promote third-party branded products. Please briefly describe the risk, if any, that KOLs serving as platform KOLs will be less efficient brand ambassadors for the sale of products designed by you.

Our KOLs, page 104

25.   Please revise your disclosure regarding the cooperation agreements you enter into with your KOLs to state whether your KOLs can terminate the agreement prior to the end of the contractual term or whether your KOLs can decline any automatic renewal at the end of the initial contract term.

Case Studies
Full-Service Model, page 105

26.   We note that ZHANG Dayi was recognized as the "celebrity with the most commercial value." Please disclose the source of this recognition.

Our Customers, page 109

27.   Please provide a basis for your statements regarding your competitive position within your industry appearing throughout this section or state they are based on management's belief, if true. For example, we note your statements that your founders were among the earliest

entrepreneurs in China to identify and capture the commercial opportunities created by the emergence of KOLs in China, that you were one of the first in China to systematically facilitate the KOL economy, and that you pioneered a new business model for the commercialization of the KOL ecosystem. Please refer to Item 4.B.7 of Form 20-F.

28.   We note your disclosure that your order cancellation rate is approximately 23.3%. Please briefly describe your order cancellation policies, including the time frame in which orders may be cancelled.

Description of American Depositary Shares
American Depositary Shares, page 147

29.   We note that your deposit agreement identifies state and federal courts in New York as the exclusive forums for proceedings arising out of or based on the deposit agreement. Please add a risk factor discussing the risks of this provision for your ADR holders.

Limitations on Obligations and Liability to ADR Holders
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs, page 155

30.   We note that each party to the deposit agreement "irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or [you] directly or indirectly arising out of or relating to the ordinary shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein," and, your disclosure on page 159, indicated that shareholders may be subject to arbitration on all matters related to the deposit agreement or any transactions contemplated thereby. Please revise to clarify whether these provisions apply to claims made under the federal securities laws.

Consolidated Financial Statements of Hangzhou Hanyi E-Commerce Co. Ltd.
Notes to the Consolidated Financial Statements
1. Organization and Principal Activities
History of the Group and Equity Restructuring, page F-11

31.   We note your disclosure in step 3 that the equity restructuring contemplates that Hanyi E-Commerce will repay in installments the amounts due to Hangzhou Ruhnn, Hangzhou Ruhnn will use these funds to return its capital to the investors and the investors will consequently pay the subscription price of shares to Ruhnn Holding. Please tell us the sources of the funds that Hanyi E-Commerce will use to repay the amounts due to Hangzhou Ruhnn and disclose this matter to your investors in appropriate locations in your filing such as your analysis of Liquidity and Capital Resources beginning on page 81.

3. Business Combination, page F-21

32.   Please tell us more about Weimai's business and its relationship to some or all of the accounts on WeChat to assist us in understanding why you recorded WeChat accounts as your acquired intangible asset.

11. Income Tax, page F-25

33.   We note you recorded income tax expense for each of fiscal 2017 and 2018. Please tell us how you have complied with the disclosure requirements of ASC 740-10-50-9(a) and (b).

12. Non-controlling Interest, page F-26

34.   Please refer to the changes in your non-controlling interest that occurred in fiscal 2018 as depicted in this footnote, in your Consolidated Statements of Shareholders' Deficit, and in your Consolidated Statements of Cash Flows. This footnote describes these changes as your acquisition of additional common shares of your subsidiaries Yitong and Hanli from unrelated third parties, and the Consolidated Statements of Cash Flows indicates that the consideration you paid to acquire these subsidiary shares was cash in the amount of RMB 1,343,500. Please tell us more about your accounting for these transactions including how these transactions resulted in an increase to your non-controlling interest account of RMB 1,769,600 as seen on your Consolidated Statements of Shareholders' Deficit.

14. Commitments and Contingencies, page F-28

35.   We note the disclosures on page 110 regarding the framework agreements you enter with fabric suppliers, wholesale clothing providers and manufacturers. To assist us in understanding why these agreements are not disclosed in your footnote, please tell us in more detail the terms of these agreements and clarify whether these contracts obligate you to make any minimum level of purchases of goods from your suppliers.

15. Segment Information, page F-28

36.   We note that other places in your prospectus disclose that products sold in your online stores mainly include women's apparel, cosmetics, shoes and handbags, such as on page 102 in your Business section. Please tell us how you considered providing revenue from external customers for each product or service or each group of similar products or services. Refer to ASC 280-10-50-40.

17. Subsequent Events, page F-29

37.   We note that your subsidiary Dayi declared a dividend of RMB 30 million, half of which will be distributed to Ms. Zhang. Please tell us when this dividend will be paid and the sources of the funds that Dayi will use to pay this dividend, and disclose this matter to your investors in appropriate locations in your filing, such as your analysis of Liquidity and Capital Resources beginning on page 81.

General

38.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

 You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Chris Lin